Exhibit 99.9

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Gold, S.A. Audited for ICMI Certification

Vancouver, BC – September 22, 2011: Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that its wholly-owned subsidiary, Petaquilla Gold, S.A., a signatory of the International Cyanide Management Code (the “Code”), has been audited by a lead auditor and a technical expert as part of the final process to become certified by the International Cyanide Management Institute (“ICMI”).

Companies that are signatories to the Code must have their operations audited by an independent third party to demonstrate their compliance with the Code. In this regard, Petaquilla Gold, S.A., once certified by the ICMI, will join only 14 other gold mining companies worldwide possessing this certification.

Within the next two months the technical expert will conclude a final review of the Company’s Molejon Gold Project to confirm compliance with minor recommendations prior to submitting the final report to ICMI for issuance of the official certification.

The ICMI was established to administer the Code, to promote the Code's adoption and implementation, to evaluate its implementation, to manage the certification process and to make information on safe cyanide management practices widely available.

The Code is a voluntary industry program covering the manufacture, transport and use of cyanide in the gold mining industry. The Company supports the promotion of responsible management of cyanide used in gold mining for the purpose of enhancing the protection of human health and reducing the potential of environmental impacts.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions, Petaquilla’s present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Lazaro Rodriguez
Chief Operating Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.